UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒   Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2006-03 January 20, 2006

DESCRIPTION:

Hugh Mogensen Retires from Queenstake Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date January 23, 2006	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

NEWS RELEASE

News Release 2006-03		January 20, 2006

SEC file number 0-24096

Hugh Mogensen Retires From Queenstake Board

Denver, Colorado – January 20, 2006 – The Board of Directors of Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE)  announced the resignation of Hugh Mogensen from the board, effective January 20, 2006, after 14 years of service as a director of the Company.

Mr. Mogensen, an independent investor from British Columbia, is stepping down to have more time to focus on his family and his health. He served most recently on the Compensation Committee of the Queenstake Board of Directors. As a successful business executive and geologist, he has had a long career in petroleum and mining exploration and management.  During the past 25 years he served in a variety of roles as a director of more than a dozen companies, and in some cases, as chairman or president and chief executive officer.

Speaking on behalf of the Board of Directors, Non-executive Chairman Robert L. Zerga said, “We will miss Hugh’s insights and practical knowledge as a long-time natural resource business executive. As part of the Board of Directors, he guided the Company through some defining transactions, including the acquisition of the Jerritt Canyon gold operations in Nevada in 2003, and provided steadfast resolve through past challenging times. On behalf of the board and management, I thank him for his professional commitment and dedication to Queenstake.”

President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “I appreciate the support, wise counsel and professional guidance Hugh has provided to me over the years. Hugh remains a friend of Queenstake and I will miss his participation at our Board meetings.”

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon District in Nevada.  Jerritt Canyon has produced over seven million ounces of gold since 1981.  Current production at the property is from underground mines.  The Jerritt Canyon district comprises over 100 square miles of geologically prospective ground and represents one of the largest contiguous exploration properties in Nevada.

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For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com